Exhibit 99.2

3Q’25 Earnings Release

ir.vincicompass.com

November 13th, 2025

Vinci Compass Reports Third Quarter 2025 Results

Vinci Compass Reports Third Quarter 2025 Results Alessandro Horta, Chief Executive Officer, stated, “In the third quarter 2025, Vinci Compass achieved 32% in FRE margin, the highest level year-to-date, advanced fundraising across Global IP&S and Credit, and further strengthened our leadership in Latin America by announcing the acquisition of Verde Asset Management, the region’s leader in global and local asset allocation. As we continue to accelerate regional expansion, scale strategies, and drive profitability, we believe our platform is exceptionally well-positioned to compound value for clients and shareholders.” Fee Related Earnings & Appreciation + Capital Formation

Fee Related Earnings & Appreciation + Capital Formation

R$77mm+43% YoY FRE 3Q'25

R$1.22 +20% FRE per share 3Q'25 YoY

32.3% FRE margin 3Q'25

R$19bn Capital Formation & Appreciation 3Q'25

Distributable Earnings & Dividends

R$73mm 28% YoY Adj. Distributable Earnings 3Q’25

R$1.16 Adj. Distributable Earnings (per Share) 3Q’25

US$0.15 Quarterly Dividend

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of September 2025, Vinci Compass had R$316 billion in assets under management and advisory.

Webcast and Earnings Conference Call

Vinci Compass will host a conference call at 5:00pm ET on Thursday, November 13, 2025, to announce its third quarter 2025 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at:

https://ir.vincicompass.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Earnings Release | Vinci Compass	3

Segment Earnings

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	∆ YoY(%)	3Q'24 YTD	3Q'25 YTD	∆ YoY(%)
Net revenue from management fees	106,750	195,569	201,539	89%	317,339	592,637	87%
Net revenue from advisory fees	5,966	26,220	25,384	325%	27,806	76,457	175%
Other revenues	–	10,944	11,404	N/A	–	33,610	N/A
Total Fee Related Revenues[i]	112,716	232,733	238,327	111%	345,145	702,704	104%
Segment personnel expenses	(8,239)	(20,682)	(18,135)	120%	(23,132)	(58,942)	155%
Other G&A expenses	(6,110)	(17,423)	(14,185)	132%	(18,140)	(47,039)	159%
Placement fee amortization and rebates	(503)	(17,792)	(19,461)	3,769%	(1,494)	(58,268)	3,800%
Corporate center expenses	(24,817)	(78,484)	(73,083)	194%	(71,654)	(229,219)	220%
Bonus compensation related to management and advisory	(19,228)	(33,127)	(36,407)	89%	(61,356)	(101,278)	65%
Total Fee Related Expenses	(58,897)	(167,509)	(161,271)	174%	(175,776)	(494,747)	181%
FEE RELATED EARNINGS (FRE)ii	53,819	65,224	77,056	43%	169,369	207,957	23%
FRE Marginiii (%)	47.7%	28.0%	32.3%		49.1%	29.6%
FRE per shareiv (R$/share)	1.02	1.03	1.22	20%	3.19	3.29	3%
Net revenue from performance fees	1,890	8,342	2,986	58%	9,776	14,405	47%
Performance based compensation	(907)	(3,683)	(1,282)	41%	(4,419)	(6,315)	43%
PERFORMANCE RELATED EARNINGS (PRE)[v]	984	4,660	1,704	73%	5,358	8,091	51%
PRE Marginvi (%)	52.1%	55.9%	57.1%		54.8%	56.2%
(+) Realized GP investment income	4,539	13,576	4,362	(4)%	21,324	22,223	4%
(+) Unrealized GP investment income	(11,149)	(2,512)	686	N/A	(10,174)	(2,105)	(79)%
INVESTMENT RELATED EARNINGS (IRE)	(6,610)	11,064	5,048	N/A	11,150	20,118	80%
(-) Unrealized performance fees	–	8,711	–	N/A	3,483	8,711	150%
(+) Unrealized performance compensation	–	(3,083)	–	N/A	(1,233)	(3,083)	150%
(-) Unrealized GP investment income	11,149	2,512	(686)	N/A	10,174	2,105	(79)%
SEGMENT DISTRIBUTABLE EARNINGSvii	59,342	89,088	83,122	40%	198,301	243,899	23%
Segment DE Margin (%)	49.8%	33.8%	33.8%		52.2%	32.6%
(+) Depreciation and amortization	2,272	2,779	3,761	66%	6,036	9,901	64%
(+) Realized financial income	15,178	21,804	14,878	(2)%	38,961	51,105	31%
(-) Leasing expenses	(1,931)	(3,722)	(3,373)	75%	(6,223)	(10,853)	74%
(-) Other itemsviii	(6,858)	(20,758)	(9,984)	46%	(33,611)	(44,746)	33%
(-) Non-operational expensesix	(3,728)	(618)	(133)	(96)%	(16,735)	(1,006)	(94)%
(-) Income taxes (excluding related to unrealized fees and income)	(10,899)	(13,236)	(15,312)	40%	(38,258)	(37,926)	(1)%
DISTRIBUTABLE EARNINGS (DE)[x]	53,377	75,337	72,959	37%	148,471	210,374	42%
DE Marginxi (%)	39.7%	26.4%	28.0%		35.5%	26.3%
DE per share (R$/share)	1.01	1.19	1.15	14%	2.80	3.32	19%
(+) Nonrecurring expenses (including Income Tax effect)	3,727	422	133	(96)%	16,639	783	(95)%
ADJUSTED DISTRIBUTABLE EARNINGSxii	57,104	75,759	73,092	28%	165,110	211,157	28%
Adjusted DE Marginxiii (%)	42.5%	26.6%	28.1%		39.4%	26.4%
Adjusted DE per sharexiv (R$/share)	1.08	1.20	1.16	7%	3.11	3.34	7%

Total Fee Related Revenues of R$238.3 million for the quarter ended September 30, 2025, compared to R$112.7 million for the quarter ended September 29, 2024, an increase of 111% year-over year. This increase was pushed by growth in management fees and higher advisory fees, driven mostly by the contribution from the Compass combination, combined with organic fundraising from the Private Equity, Real Assets and Credit segments. In the quarter, management fees accounted for R$201.5 million, an increase of 89% year-over-year. Advisory fees totaled R$25.4 million, up 325% year-over-year. Other revenues, which comprise of advisory & execution fees and fund services fees, totaled R$11.4 million in the quarter. Fee Related Revenues were R$702.7 million for the year-to-date period ended September 30, 2025, up 104% when compared to the year-to-date period ended September 29, 2024, driven by strong fundraising across Private Equity, Credit and Real Assets products additional to the fees coming from transactions with Compass, MAV and Lacan.

Earnings Release | Vinci Compass	4

Fee Related Earnings (“FRE”) of R$77.1 million (R$1.22/share) for the quarter ended September 30, 2025, up 43% year-over-year on an absolute basis and 20% year-over-year on a per share basis. This quarter delivered record fee related revenues and the highest FRE margin since the business combination with Compass, as efficiencies from the merger start to benefit results. FRE of R$208.0 million (R$3.29/share) for the year-to-date period ended September 30, 2025, up 23% when compared to the year-to-date period ended September 29, 2024.

Performance Related Earnings (“PRE”) of R$1.7 million for the quarter ended September 30, 2025, up 73% year-over-year. This growth was driven by net performance fees recognized mainly across Credit and Equities segments. PRE was R$8.1 million for the year-to-date period ended September 30, 2025, an increase of 51% when compared to the year-to-date period ended September 29, 2024.

Investment Related Earnings (“IRE”) of R$5.0 million for the quarter ended September 30, 2025, compared to negative R$6.6 million for the quarter ended September 30, 2024. IRE was R$20.1 million for the year-to-date period ended September 30, 2025, up 80% when compared to the year-to-date period ended September 30, 2024. This increase was driven by the recognition of realized GP investment income from FIP Transmissão Fund in 2Q’25.

Segment Distributable Earnings of R$83.1 million for the quarter ended September 30, 2025, up 40% year-over-year. Segment Distributable Earnings were R$243.9 million for the year-to-date period ended September 30, 2025, up 23% year-over-year.

Adjusted Distributable Earnings (“DE”) of R$73.1 million (R$1.16/share) for the quarter ended September 30, 2025, up 28% year-over-year on an absolute basis and 7% year-over-year on a per share basis. The increase reflects the combined effect of inorganic growth and organic fundraising. Adjusted DE was R$211.2 million (R$3.34/share) for the year-to-date period ended September 30, 2025, up 28% when compared to the year-to-date period ended September 29, 2024, on an absolute basis, and up 7% on a per share basis.

Earnings Release | Vinci Compass	5

Segment Highlights

Global IP&S

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	∆ YoY (%)	3Q'24 YTD	3Q'25 YTD	∆ YoY (%)
Net revenue from management fees	18,982	59,691	63,956	237%	58,088	189,272	226%
Net revenue from advisory fees	525	17,527	17,886	3,307%	1,057	57,960	5,383%
Other revenues	–	10,748	11,216	N/A	–	33,049	N/A
Total Fee Related Revenues	19,508	87,966	93,058	377%	59,147	280,281	374%
Segment personnel expenses	(2,386)	(5,841)	(5,265)	121%	(6,762)	(17,404)	157%
Other G&A expenses	(3,029)	(8,383)	(7,759)	156%	(8,537)	(23,185)	172%
Placement fee amortization and rebates	–	(9,683)	(9,964)	N/A	–	(29,086)	N/A
Corporate center expenses	(4,363)	(39,995)	(38,349)	779%	(13,321)	(120,366)	804%
Bonus compensation related to management and advisory	(4,659)	(11,598)	(16,101)	246%	(15,668)	(41,118)	162%
Total Fee Related Expenses	(14,437)	(75,501)	(77,438)	436%	(44,288)	(231,159)	422%
FEE RELATED EARNINGS (FRE)	5,071	12,466	15,620	208%	14,858	49,121	231%
FRE Margin (%)	26.0%	14.2%	16.8%		25.1%	17.5%
Net revenue from performance fees	147	536	211	44%	370	2,041	452%
Realized performance fees	147	536	211	44%	370	2,041	452%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(108)	(265)	(60)	(44)%	(219)	(887)	305%
PERFORMANCE RELATED EARNINGS (PRE)	40	270	151	278%	152	1,154	659%
PRE Margin (%)	27.2%	50.5%	71.6%		41.1%	56.5%
(+) Realized GP investment income	257	397	–	(100)%	484	692	43%
(+) Unrealized GP investment income	1,026	(123)	565	(45)%	3,442	(124)	N/A
INVESTMENT RELATED EARNINGS (IRE)	1,283	274	565	(56)%	3,926	568	(86)%
(-) Unrealized GP investment income	(1,026)	123	(565)	(45)%	(3,442)	124	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	5,368	13,133	15,771	194%	15,495	50,968	229%
Segment DE Margin (%)	27.0%	14.8%	16.9%		25.8%	18.0%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	24,043	228,773	239,978	898%	24,845	228,773	821%
AVERAGE FEE RATE (%)	0.34%	0.13%	0.13%		0.34%	0.13%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	24,043	182,317	191,957	698%	24,845	182,317	634%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.34%	0.16%	0.16%		0.34%	0.16%

Fee Related Earnings (FRE) of R$15.6 million for the quarter ended September 30, 2025, up 208% year-over-year. This growth was driven by management and advisory fees from third-party distribution (TPD) across liquid and alternative strategies coming from the combination with Compass. Global IP&S advisory fees consist of upfront fees charged for TPD alternative commitments. FRE was R$49.1 million for the year-to-date period ended September 30, 2025, up 231% when compared to the 3Q’24 year-to-date period ended September 29, 2024.

Performance Related Earnings (PRE) of R$0.2 million for the third quarter 2025, up 278% year-over-year.

Segment Distributable Earnings of R$15.8 million for the quarter ended September 30, 2025, up 194% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$51.0 million for the year-to-date period ended September 30, 2025, up 229%.

AUMxv reached R$241.2 billion, representing an 891% year-over-year increase. This growth was driven by both inorganic expansion and appreciation within the portfolio.

Earnings Release | Vinci Compass	6

Credit

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	∆ YoY (%)	3Q'24 YTD	3Q'25 YTD	∆ YoY (%)
Net revenue from management fees	16,900	54,518	60,464	258%	44,566	167,800	277%
Net revenue from advisory fees	–	–	–	N/A	280	–	(100)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	16,900	54,518	60,464	258%	44,845	167,800	274%
Segment personnel expenses	(1,851)	(6,928)	(6,195)	235%	(4,524)	(19,974)	342%
Other G&A expenses	(861)	(3,191)	(2,968)	245%	(2,313)	(8,719)	277%
Placement fee amortization and rebates	–	(7,525)	(7,744)	N/A	–	(23,334)	N/A
Corporate center expenses	(3,840)	(17,207)	(16,200)	322%	(10,177)	(50,531)	397%
Bonus compensation related to management and advisory	(3,600)	(8,196)	(6,798)	89%	(9,145)	(23,011)	152%
Total Fee Related Expenses	(10,152)	(43,047)	(39,905)	293%	(26,159)	(125,568)	380%
FEE RELATED EARNINGS (FRE)	6,748	11,471	20,559	205%	18,687	42,232	126%
FRE Margin (%)	39.9%	21.0%	34.0%		41.7%	25.2%
Net revenue from performance fees	11	4,507	362	3,189%	3,423	4,884	43%
Realized performance fees	11	4,507	362	3,189%	3,423	4,884	43%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(5)	(1,959)	(152)	2,945%	(1,517)	(2,114)	39%
PERFORMANCE RELATED EARNINGS (PRE)	6	2,548	210	3,392%	1,908	2,771	45%
PRE Margin (%)	54.5%	56.5%	57.9%		55.7%	56.7%
(+) Realized GP investment income	1,647	1,816	1,647	0%	5,629	4,940	(12)%
(+) Unrealized GP investment income	(2,627)	4,703	642	N/A	1,118	9,378	738%
INVESTMENT RELATED EARNINGS (IRE)	(980)	6,519	2,289	N/A	6,747	14,318	112%
(-) Unrealized GP investment income	2,627	(4,703)	(642)	N/A	(1,118)	(9,378)	738%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	8,402	15,835	22,416	167%	26,225	49,943	90%
Segment DE Margin (%)	45.3%	26.0%	35.9%		48.7%	28.1%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	8,866	29,908	32,445	266%	8,866	32,445	266%
AVERAGE MANAGEMENT FEE RATE (%)	0.84%	0.76%	0.80%		0.78%	0.77%

Fee Related Earnings (FRE) of R$20.6 million for the quarter ended September 30, 2025, up 205% year-over-year, driven by higher management fees from both inorganic and organic growth. Fundraising, capital deployment and portfolio appreciation across different strategies and countries show sustained traction. FRE was R$42.2 million for the year-to-date period ended September 30, 2025, up 126% when compared to the year-to-date period ended September 30, 2024.

Segment Distributable Earnings of R$22.4 million for the quarter ended September 30, 2025, up 167% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$49.9 million for the year-to-date period ended September 30, 2025.

Investment Related Earnings (IRE) of R$2.3 million for the quarter ended September 30, 2025, driven by quarterly dividends of listed REITs for the realized portion and closed-end funds mark-ups drove the unrealized.

AUM of R$32.9 billion in the quarter, up 263% year-over-year. Our one-stop-shop credit platform is accelerating both local-to-local and cross-border, delivering R$3.1 billion in capital formation and appreciation during the 3Q’25 across private credit and liquid strategies, backed by diversified funding geographies.

Earnings Release | Vinci Compass	7

Private Equity

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	∆ YoY (%)	3Q'24 YTD	3Q'25 YTD	∆ YoY (%)
Net revenue from management fees	31,172	30,710	31,087	(0)%	100,936	93,092	(8)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	31,172	30,710	31,087	(0)%	100,936	93,092	(8)%
Segment personnel expenses	(1,153)	(1,178)	(1,276)	11%	(3,299)	(3,622)	10%
Other G&A expenses	(633)	(1,393)	(703)	11%	(2,349)	(2,894)	23%
Placement fee amortization and rebates	(311)	(363)	(359)	15%	(918)	(1,089)	19%
Corporate center expenses	(6,653)	(6,518)	(6,023)	(9)%	(18,987)	(18,573)	(2)%
Bonus compensation related to management and advisory	(3,449)	(3,636)	(3,743)	9%	(11,126)	(10,877)	(2)%
Total Fee Related Expenses	(12,199)	(13,088)	(12,104)	(1)%	(36,680)	(37,054)	1%
FEE RELATED EARNINGS (FRE)	18,973	17,622	18,983	0%	64,257	56,038	(13)%
FRE Margin (%)	60.9%	57.4%	61.1%		63.7%	60.2%
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(+) Realized GP investment income	31	1,692	61	97%	31	1,753	5,554%
(+) Unrealized GP investment income	(317)	(5,316)	(1,943)	512%	7,940	(13,485)	N/A
INVESTMENT RELATED EARNINGS (IRE)	(286)	(3,624)	(1,882)	557%	7,971	(11,732)	N/A
(-) Unrealized GP investment income	317	5,316	1,943	512%	(7,940)	13,485	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	19,004	19,314	19,044	0%	64,288	57,791	(10)%
Segment DE Margin (%)	60.9%	59.6%	61.1%		63.7%	60.9%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	12,690	12,710	12,607	(1)%	12,690	12,607	(1)%
AVERAGE MANAGEMENT FEE RATE (%)	1.07%	1.01%	1.05%		1.21%	1.02%

Fee Related Earnings (FRE) of R$19.0 million for the quarter ended September 30, 2025, flat year-over-year. This is due solely to the catch-up fees recognized in the 3Q’24 from the strong fundraising of the VCP IV strategy in that quarter, which ended in the 4Q’24, thus not occurring again in 2025. Excluding this effect and considering only recurring management fees, FRE would be up 6% year-over-year.

Segment Distributable Earnings of R$19.0 million for the quarter ended September 30, 2025, flat year-over-year, in line with the trend in Fee Related Earnings. Segment DE was R$57.8 million for the year-to-date period ended September 30, 2025.

AUM of R$15.5 billion at the end of the third quarter, down 2% year-over-year. VCP team continues sourcing new investment opportunities for Fund IV and pursuing exits across Funds II and III, as VIR team concentrates on structuring the next impact investing vintage, VIR V.

Earnings Release | Vinci Compass	8

Equities

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	∆ YoY (%)	3Q'24 YTD	3Q'25 YTD	∆ YoY (%)
Net revenue from management fees	14,392	18,686	17,098	19%	42,118	54,578	30%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	14,392	18,686	17,098	19%	42,118	54,578	30%
Segment personnel expenses	(744)	(2,969)	(1,662)	123%	(2,467)	(6,900)	180%
Other G&A expenses	(488)	(1,497)	(1,349)	177%	(1,307)	(4,968)	280%
Placement fee amortization and rebates	–	(1,402)	(1,187)	N/A	–	(4,140)	N/A
Corporate center expenses	(3,260)	(5,991)	(4,931)	51%	(9,532)	(16,622)	74%
Bonus compensation related to management and advisory	(2,122)	(2,601)	(2,771)	31%	(6,393)	(7,934)	24%
Total Fee Related Expenses	(6,615)	(14,460)	(11,900)	80%	(19,699)	(40,564)	106%
FEE RELATED EARNINGS (FRE)	7,777	4,226	5,197	(33)%	22,419	14,014	(37)%
FRE Margin (%)	54.0%	22.6%	30.4%		53.2%	25.7%
Net revenue from performance fees	1,730	3,299	2,412	39%	5,666	7,478	32%
Realized performance fees	1,730	3,299	2,412	39%	5,666	7,478	32%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(794)	(1,426)	(1,069)	35%	(2,544)	(3,281)	29%
PERFORMANCE RELATED EARNINGS (PRE)	936	1,873	1,343	43%	3,120	4,197	35%
PRE Margin (%)	54.1%	56.8%	55.7%		55.1%	56.1%
(+) Realized GP investment income	–	–	–	N/A	–	–	N/A
(+) Unrealized GP investment income	426	1,997	1,285	201%	(2,759)	5,075	N/A
INVESTMENT RELATED EARNINGS (IRE)	426	1,997	1,285	201%	(2,759)	5,075	N/A
(-) Unrealized GP investment income	(426)	(1,997)	(1,285)	201%	2,759	(5,075)	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	8,713	6,099	6,540	(25)%	25,539	18,212	(29)%
Segment DE Margin (%)	54.0%	27.7%	33.5%		53.4%	29.3%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	10,823	15,502	14,494	34%	10,823	14,494	34%
AVERAGE MANAGEMENT FEE RATE (%)	0.61%	0.51%	0.48%		0.61%	0.51%

Fee Related Revenues of R$17.1 million for the quarter ended September 30, 2025, up 19% year-over-year. This increase was driven primarily by the consolidation of Compass’ regional Equities platform, which contributed to growth in management fees.

Fee Related Earnings (FRE) of R$5.2 million for the quarter ended September 30, 2025, down 33% year-over-year due to higher expenses following the combination with Compass. FRE was R$14.0 million for the year-to-date period ended September 30, 2025, down 37% when compared to the same period in 2024.

Performance Related Earnings (PRE) of R$1.3 million for the quarter ended September 30, 2025, up 43% year-over-year, driven by higher realized performance fees in the period.

Segment Distributable Earnings of R$6.5 million for the quarter ended September 30, 2025, down 25% year-over-year, reflecting lower FRE despite the increase in performance fees. Segment DE was R$18.2 million for the year-to-date period ended September 30, 2025.

AUM of R$14.5 billion at the end of the third quarter, up 34% year-over-year, following the combination with Compass and appreciation in the portfolio.

Earnings Release | Vinci Compass	9

Real Assets

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	∆ YoY (%)	3Q'24 YTD	3Q'25 YTD	∆ YoY (%)
Net revenue from management fees	25,304	31,963	28,934	14%	71,631	87,895	23%
Net revenue from advisory fees	492	473	2,167	340%	2,963	4,489	51%
Other revenues	–	197	188	N/A	–	561	N/A
Total Fee Related Revenues	25,795	32,633	31,288	21%	74,593	92,945	25%
Segment personnel expenses	(1,504)	(3,054)	(2,944)	96%	(4,317)	(8,985)	108%
Other G&A expenses	(1,024)	(2,676)	(1,312)	28%	(3,104)	(6,762)	118%
Placement fee amortization and rebates	(192)	1,181	(207)	8%	(576)	(620)	8%
Corporate center expenses	(5,460)	(7,712)	(6,518)	19%	(16,053)	(20,160)	26%
Bonus compensation related to management and advisory	(3,708)	(4,829)	(5,415)	46%	(11,472)	(14,328)	25%
Total Fee Related Expenses	(11,887)	(17,089)	(16,396)	38%	(35,523)	(50,854)	43%
FEE RELATED EARNINGS (FRE)	13,908	15,543	14,892	7%	39,069	42,091	8%
FRE Margin (%)	53.9%	47.6%	47.6%		52.4%	45.3%
Net revenue from performance fees	2	1	1	(38)%	317	2	(99)%
Realized performance fees	2	8,713	1	(38)%	3,800	8,714	129%
Unrealized performance fees	–	(8,711)	–	N/A	(3,483)	(8,711)	150%
Performance based compensation	–	(32)	(1)	N/A	(139)	(33)	(77)%
PERFORMANCE RELATED EARNINGS (PRE)	2	(31)	1	(65)%	178	(30)	N/A
PRE Margin (%)	100.0%	N/A	55.8%		56.2%	N/A
(+) Realized GP investment income	2,604	9,672	2,654	2%	15,180	14,838	(2)%
(+) Unrealized GP investment income	(9,657)	(3,773)	137	N/A	(19,916)	(2,949)	(85)%
INVESTMENT RELATED EARNINGS (IRE)	(7,053)	5,899	2,791	N/A	(4,736)	11,889	N/A
(-) Unrealized GP investment income	9,657	3,773	(137)	N/A	19,916	2,949	(85)%
(-) Unrealized performance fees	–	8,711	–	N/A	3,483	8,711	150%
(+) Unrealized performance compensation	–	(3,083)	–	N/A	(1,233)	(3,083)	150%
SEGMENT DISTRIBUTABLE EARNINGS	16,513	30,813	17,547	6%	56,675	62,528	10%
Segment DE Margin (%)	58.1%	60.4%	51.7%		60.6%	53.7%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	10,294	12,026	11,976	16%	10,294	11,976	16%
AVERAGE MANAGEMENT FEE RATE (%)	1.03%	1.13%	1.01%		0.94%	1.04%

Fee Related Revenues of R$31.3 million for the quarter ended September 30, 2025, up 21% year-over-year. The increase was supported by strong business momentum driven by success fees in our Real Estate advisory business and inorganic growth. Fee Related Revenues were R$92.9 million for the year-to-date period ended September 30, 2025, up 25%.

Fee Related Earnings (FRE) of R$14.9 million for the quarter ended September 30, 2025, up 7% year-over-year. FRE was R$42.1 million for the year-to-date period ended September 30, 2025, up 8% year-over-year.

Investment Related Earnings (IRE) of R$2.8 million for the quarter ended September 30, 2025, driven mostly by quarterly dividends of listed REITs for the realized portion, while closed-end funds mark-ups drove the unrealized.

Segment Distributable Earnings of R$17.5 million for the quarter ended September 30, 2025, up 6% year-over-year. Segment DE was R$62.5 million for the year-to-date period ended September 30, 2025, up 10% year-over-year.

AUM of R$12.1 billion at the end of the third quarter, a 17% increase year-over-year. This segment encompasses Infrastructure, Real Estate, and Forestry strategies.

Earnings Release | Vinci Compass	10

Corporate Advisory

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	∆ YoY (%)	3Q'24 YTD	3Q'25 YTD	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	4,949	8,220	5,332	8%	23,506	14,009	(40)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	4,949	8,220	5,332	8%	23,506	14,009	(40)%
Segment personnel expenses	(601)	(712)	(793)	32%	(1,763)	(2,057)	17%
Other G&A expenses	(75)	(284)	(94)	24%	(530)	(511)	(4)%
Placement fee amortization and rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(1,241)	(1,061)	(1,063)	(14)%	(3,583)	(2,967)	(17)%
Bonus compensation related to management and advisory	(1,690)	(2,267)	(1,578)	(7)%	(7,551)	(4,012)	(47)%
Total Fee Related Expenses	(3,607)	(4,323)	(3,528)	(2)%	(13,427)	(9,548)	(29)%
FEE RELATED EARNINGS (FRE)	1,342	3,897	1,804	34%	10,079	4,461	(56)%
FRE Margin (%)	27.1%	47.4%	33.8%		42.9%	31.8%
SEGMENT DISTRIBUTABLE EARNINGS	1,342	3,897	1,804	34%	10,079	4,461	(56)%
Segment DE Margin (%)	27.1%	47.4%	33.8%		42.9%	31.8%

Fee Related Earnings (FRE) of R$1.8 million for the quarter ended September 30, 2025, up 34% year-over-year. Deal activity has been quieter than expected amidst the persistent high-interest rate environment. FRE was R$4.5 million for the year-to-date period ended September 30, 2025.

Segment Distributable Earnings of R$1.8 million for the quarter ended September 30, 2025, up 34% year-over-year.

Earnings Release | Vinci Compass	11

Income Statement

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	∆ YoY (%)	3Q'24 YTD	3Q'25 YTD	∆ YoY (%)
REVENUES
Net revenue from management fees	106,750	195,569	201,539	89%	317,339	592,637	87%
Net revenue from performance fees	1,890	8,342	2,986	58%	9,776	14,405	47%
Realized performance fees	1,890	17,054	2,986	58%	13,259	23,117	74%
Unrealized performance fees	–	(8,711)	–	N/A	(3,483)	(8,711)	150%
Net revenue from advisory	5,966	26,220	25,384	325%	27,806	76,457	175%
Other revenues	–	10,944	11,404	N/A	–	33,610	N/A
Total net revenues from services rendered	114,606	241,075	241,313	111%	354,921	717,109	102%
OPERATING EXPENSES
Bonus related to management and advisory	(19,228)	(33,127)	(36,407)	89%	(61,356)	(101,278)	65%
Performance based compensation	(907)	(3,683)	(1,282)	41%	(4,419)	(6,315)	43%
Realized	(907)	(6,766)	(1,282)	41%	(5,652)	(9,398)	66%
Unrealized	–	3,083	–	N/A	1,233	3,083	150%
Total compensation and benefits	(20,135)	(36,810)	(37,689)	87%	(65,775)	(107,593)	64%
Segment personnel expenses	(8,238)	(20,682)	(18,135)	120%	(23,131)	(58,942)	155%
Other general and administrative expenses	(6,110)	(17,423)	(14,185)	132%	(18,140)	(47,039)	159%
Placement fee amortization and rebates	(503)	(17,792)	(19,461)	3,769%	(1,494)	(58,268)	3,800%
Corporate center expenses	(24,817)	(78,484)	(73,083)	194%	(71,654)	(229,219)	220%
Total expenses	(59,803)	(171,191)	(162,553)	172%	(180,194)	(501,061)	178%
Operating profit	54,803	69,884	78,760	44%	174,727	216,048	24%
OTHER GP AND FINANCIAM INCOME AND EXPENSES
Investment Related Earnings (IRE)	(6,609)	11,064	5,048	N/A	11,150	20,118	80%
Realized gain from GP investment income	4,539	13,576	4,362	(4)%	21,324	22,223	4%
Unrealized gain from GP investment income	(11,149)	(2,512)	686	N/A	(10,174)	(2,105)	(79)%
Financial income	15,178	21,804	14,878	(2)%	38,961	51,105	31%
Realized gain from financial income	15,178	21,804	14,878	(2)%	38,961	51,105	31%
Unrealized gain from financial income	–	–	–	N/A	–	–	N/A
Leasing expenses	(1,931)	(3,722)	(3,373)	75%	(6,223)	(10,853)	74%
Other items	1,496	(5,165)	(25,839)	N/A	(34,745)	(35,462)	2%
Equity gain (loss)	–	(3,996)	3,609	N/A	–	(2,588)	N/A
Share based plan	(4,147)	(6,994)	(8,101)	95%	(15,955)	(20,098)	26%
Management contract amortization	–	(3,471)	(3,692)	N/A	–	(10,033)	N/A
Extraordinary expenses	(3,728)	(618)	(133)	(96)%	(16,735)	(1,006)	(94)%
Total Other items	259	8,902	(17,603)	N/A	(23,547)	(8,817)	(63)%
Profit before income taxes	55,062	78,785	61,157	11%	151,180	207,230	37%
(-) Income taxes	(13,693)	(12,012)	(12,598)	(8)%	(35,756)	(35,970)	1%
NET INCOME	41,369	66,773	48,559	17%	115,424	171,260	48%
(+) Nonrecurring expenses (including Income Tax effect)	3,727	422	133	(96)%	16,639	783	(95)%
(-) Earn-out Adjust	(5,444)	(10,851)	10,753	N/A	2,225	(8,239)	N/A
ADJUSTED NET INCOME	39,652	56,345	59,445	50%	134,288	163,805	22%

Total net revenues from services rendered R$241.3 million for the quarter ended September 30, 2025, up 111% year-over-year. This growth was driven by stronger management and advisory fees in the period, primarily from the combination with Compass, additional to the acquisition of Lacan, combined with organic fundraising for SPS IV. Net revenues for the year-to-date period ended September 30, 2025, were R$717.1 million, up 102% when compared to the same period in 2024.

•	Management fee revenues of R$201.5 million for the quarter ended September 30, 2025, up 89% year-over-year. Management fees for the year-to-date period ended September 30, 2025, were R$592.6 million, up 87% when compared to the same period in 2024.

Earnings Release | Vinci Compass	12

•	Performance fee revenues R$3.0 million for the quarter ended September 30, 2025, up 58% year-over-year. Performance fee revenues for the year-to-date period ended September 30, 2025, were R$14.4 million, up 47% when compared to the same period in 2024.

•	Advisory fee revenues of R$25.4 million for the quarter ended September 30, 2025, compared to R$6.0 million for the quarter ended September 30, 2024, an increase of 325% year-over-year, driven by the contribution from the Compass combination in the Global IP&S segment. Advisory revenues for the year-to-date period ended September 30, 2025, were R$76.5 million, up 175% when compared to the same period in 2024.

Total expenses for the quarter ended September 30, 2025, of R$162.6 million, compared to R$59.8 million for the quarter ended September 30, 2024, an increase of 172% year-over-year. Total expenses for the year-to-date period ended September 30, 2025, were R$501.1 million, up 178% when compared to the same period in 2024. This increase is primarily attributed to the combination with Compass, with the additional management team brought with the transaction. Additionally, after the combination with Compass, our expenses were impacted by a new line of costs for amortization of placement fees and rebates, which were not meaningful before the transaction and started to have a bigger contribution to our expenses, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management fees.

•	Bonus related to management and advisory fees of R$36.4 million for the quarter ended September 30, 2025, compared to R$19.3 million for the quarter ended September 30, 2024, an 89% increase year-over-year. Bonus related to management and advisory fees for the year-to-date period ended September 30, 2025, was R$101.3 million, up 65%.

•	Performance based compensation of R$1.3 million for the quarter ended September 30, 2025, compared to R$0.9 million for the quarter ended September 30, 2024, an increase of 41% year-over-year. Performance based compensation for the year-to-date period ended September 30, 2025, was R$6.3 million, up 43%.

•	Segment personnel expensesxvi of R$18.1 million for the quarter ended September 30, 2025, compared to R$8.2 million for the quarter ended September 30, 2024, an increase of 120% year-over-year. Segment personnel expenses for the year-to-date period ended September 30, 2025, were R$58.9 million, up 155%.

•	Corporate center expensesxvii of R$73.1 million for the quarter ended September 30, 2025, compared to R$24.8 million for the quarter ended September 30, 2024, an increase of 194% year-over-year. Corporate center expenses for the year-to-date period ended September 30, 2025, were R$229.2 million, up 220%.

Earnings Release | Vinci Compass	13

•	Other general and administrative expensesxviii of R$14.2 million for the quarter ended September 30, 2025, compared to R$6.1 million for the quarter ended September 30, 2024, an increase of 132% year-over-year. Other G&A expenses for the year-to-date period ended September 30, 2025, were R$47.0 million, up 159%.

•	Placement fee amortization and rebatesxix of R$19.5 million for the quarter ended September 30, 2025, up 3,769% year-over-year. This line was introduced following the combination with Compass and was not meaningful before the transaction, and it started to have a bigger contribution to our expenses, particularly in the Credit and IP&S segments, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management fees. Placement fee amortization and rebates for the year-to-date period ended September 30, 2025, totaled R$58.3 million.

Operating profit of R$78.8 million for the quarter ended September 30, 2025, compared to R$54.8 million for the quarter ended September 30, 2024, an increase of 44% year-over-year. Operating profit for the year-to-date period ended September 30, 2025, was R$216.0 million, up 24% compared to the same period in 2024.

Investment Related Earnings (IRE)xx,  a result of the company’s GP investments in its proprietary private market funds, was R$5.0 million for the quarter ended September 30, 2025, compared to negative R$6.6 million for the quarter ended September 30, 2024. IRE for the year-to-date period ended September 30, 2025, totaled R$20.1 million, up 80% year-over-year.

Financial incomexxi of R$14.9 million for the quarter ended September 30, 2025, down 2% year-over-year. Financial income for the year-to-date period ended September 30, 2025, was R$51.1 million, up 31% year-over-year.

Leasing expensesxxii of R$3.4 million for the quarter ended September 30, 2025, compared to R$1.9 million for the quarter ended September 30, 2024, an increase of 75% year-over-year. Leasing expenses for the year-to-date period ended September 30, 2025, were R$10.9 million, up 74% year-over-year.

Other items of negative R$25.8 million for the quarter ended September 30, 2025, compared to R$1.5 million for the quarter ended September 30, 2024. This line comprises the income/(loss) generated by contingent consideration adjustment, financial income/(expenses) related to SPS and Compass acquisitions, Ares Convertible Preferred Shares, and other financial expenses.

Share-based compensationxxiii of R$8.1 million for the quarter ended September 30, 2025, compared to R$4.1 million for the quarter ended September 30, 2024, an increase of 95% year-over-year. Share-based compensation for the year-to-date period ended September 30, 2025, was R$20.1 million, up 26% year-over-year.

Earnings Release | Vinci Compass	14

Profit before income taxes of R$61.2 million for the quarter ended September 30, 2025, compared to R$55.1 million in the same period of 2024, an increase of 11% year-over-year. Profit before income taxes for the year-to-date period ended September 30, 2025, was R$207.2 million, up 37% year-over-year.

Income taxesxxiv of R$12.6 million for the quarter ended September 30, 2025, which represented an effective tax rate of approximately 21%, compared to R$13.7 million for the quarter ended September 30, 2024. Income taxes for the year-to-date period ended September 30, 2025, were R$36.0 million, up 1% year-over-year.

Non-operational expenses of R$0.1 million for the quarter ended June 30, 2025. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of positive R$10.8 million for the quarter ended September 30, 2025. Contingent consideration adjustment related to Vinci SPS and Compass’ acquisitions reflects the change in earn out’s fair value to be paid. On September 30, 2025, Vinci Compass re-evaluated the fair value of those obligations based on the economic conditions at the date, resulting in a decrease of the contingent consideration fair value. The variation was recognized as a gain in the financial result.

Adjusted net income of R$59.4 million for the quarter ended September 30, 2025, compared to R$41.4 million for the quarter ended September 30, 2024, an increase of 50% year-over-year. Adjusted net income for the year-to-date period ended September 30, 2025, was R$163.8 million, up 22% year-over-year.

Earnings Release | Vinci Compass	15

Supplemental Details

Assets Under Management (AUM) Rollforward

	For the Three Months Ended September 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	230,155	30,459	15,769	15,552	12,123	304,057
(+/-) Capital Subscription / (capital return)	–	191	(27)	–	(399)	(235)
(+) Capital Subscription	–	344	1	–	49	394
(-) Capital Return	–	(153)	(29)	–	(447)	(629)
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	7,560	2,087	–	(1,671)	(3)	7,973
(+/-) FX Variation	(5,278)	(511)	(55)	(120)	(31)	(5,995)
(+/-) Appreciation / (depreciation)	8,781	657	(139)	780	380	10,458
Ending balance	241,217	32,882	15,548	14,542	12,071	316,259

	For the Twelve Months Ended September 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	24,330	9,067	15,803	10,856	10,338	70,395
(+/-) Capital Subscription / (capital return)	(6)	2,021	182	–	(636)	1,562
(+) Capital Subscription	0	2,548	408	–	296	3,253
(-) Capital Return	(6)	(527)	(226)	–	(932)	(1,690)
(+) Acquisitions	216,007	18,780	–	4,355	2,006	241,147
(+/-) Net Inflow / (outflow)	524	2,547	–	(2,481)	(35)	555
(+/-) FX Variation	(16,855)	(1,506)	(66)	(360)	(38)	(18,826)
(+/-) Appreciation / (depreciation)	17,216	1,972	(371)	2,172	436	21,425
Ending balance	241,217	32,882	15,548	14,542	12,071	316,259

Earnings Release | Vinci Compass	16

Fee-Earning Assets Under Management (FEAUM) Rollforward

	For the Three Months Ended September 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	228,773	29,908	12,710	15,502	12,026	298,920
(+/-) Capital Subscription / (capital return)	–	181	(27)	–	(399)	(244)
(+) Capital Subscription	–	335	–	–	49	384
(-) Capital Return	–	(153)	(27)	–	(447)	(628)
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	7,588	2,081	–	(1,662)	(3)	8,004
(+/-) FX Variation	(5,265)	(502)	(55)	(119)	(31)	(5,971)
(+/-) Appreciation / (depreciation)	8,882	776	(21)	773	381	10,790
Ending balance	239,978	32,445	12,607	14,494	11,976	311,499

	For the Twelve Months Ended September 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	24,043	8,866	12,690	10,823	10,294	66,717
(+/-) Capital Subscription / (capital return)	(6)	2,014	201	–	(606)	1,603
(+) Capital Subscription	–	2,538	407	–	296	3,241
(-) Capital Return	(6)	(525)	(206)	–	(902)	(1,639)
(+) Acquisitions	215,477	18,340	–	4,316	2,006	240,138
(+/-) Net Inflow / (outflow)	521	2,608	–	(2,443)	(35)	651
(+/-) FX Variation	(16,814)	(1,476)	(66)	(359)	(38)	(18,753)
(+/-) Appreciation / (depreciation)	16,757	2,092	(218)	2,156	355	21,143
Ending balance	239,978	32,445	12,607	14,494	11,976	311,499
Earnings Release | Vinci Compass	17

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAVxxv (R$ millions)	3Q'25	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Total Return	Equities	268.9	6.1%	30.0%	16.9%	28.5%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy	Equities	906.5	6.8%	27.4%	11.8%	22.7%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	324.8	5.6%	24.0%	12.9%	26.4%	IBOV	IBOV
Compass CRECE+	Equities	157.2	8.9%	30.4%	27.8%	39.6%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	219.8	(9.9)%	(30.2)%	5.1%	206.4%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,491.2	11.3%	45.0%	45.9%	60.4%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	700.6	0.8%	9.3%	8.2%	16.8%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	519.5	3.0%	10.6%	9.3%	18.7%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	313.3	1.8%	10.3%	10.6%	24.2%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,223.0	3.3%	8.4%	7.3%	24.2%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,748.2	1.6%	5.6%	6.4%	24.7%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	2,007.0	2.1%	7.0%	9.9%	22.8%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	1,005.3	4.0%	11.4%	13.9%	28.9%	CDI	N/A
Compass Yield 30	Credit	2,129.5	3.2%	10.7%	13.2%	29.6%	CDI	CDI
Compass Deuda Plus	Credit	308.5	2.6%	6.9%	6.7%	23.6%	N/A	N/A
Compass Renta Fija-B	Credit	756.1	1.4%	4.5%	4.9%	10.2%	CEMBI Broad Div	N/A
Vinci Multiestratégia FIM	Global IP&S	73.1	3.2%	9.1%	11.7%	21.8%	CDI	CDI
Atlas Strategy	Global IP&S	212.5	2.7%	4.4%	12.1%	18.0%	CDI	CDI
Vinci Valorem FIM	Global IP&S	763.8	3.2%	7.8%	10.4%	19.0%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	731.9	2.7%	5.7%	8.2%	15.1%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	86.4	3.3%	4.8%	7.2%	15.9%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	3,188.7	9.3%	22.4%	11.8%	13.5%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,329.5	6.0%	28.2%	15.7%	(1.0)%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	421.6	3.9%	13.4%	14.4%	(24.4)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	153.1	2.6%	6.5%	2.4%	(9.0)%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	128.7	0.7%	21.0%	3.1%	16.0%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	391.8	1.0%	3.3%	3.8%	4.4%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	46.9	2.5%	11.8%	8.9%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	324.4	4.3%	32.5%	(32.9)%	(42.0)%	N/A	N/A

Benchmark	3Q'25	YTD	12 M	24 M
CDI[xxvi]	3.7%	10.4%	13.3%	25.8%
IMA-B 5xxvii	2.1%	8.3%	9.2%	18.4%
IPCAxxviii	0.6%	3.6%	5.2%	9.8%
IFIXxxix	3.0%	15.2%	8.6%	11.5%
IPCA + Yield IMA-B	2.5%	9.6%	13.0%	25.1%
IBOVxxx	5.3%	21.6%	10.9%	25.5%
S&P/BMV IPCxxxi	10.1%	30.6%	24.5%	32.7%
S&P MERVALxxxii	(11.1)%	(30.0)%	4.5%	214.3%
CEMBI Broad Divxxxiii	3.1%	7.6%	6.4%	24.4%
CEMBI Broad Div HYxxxiv	2.7%	6.8%	6.7%	26.9%
PIP Cetes 28Dxxxv	1.9%	6.6%	9.3%	22.1%

Earnings Release | Vinci Compass	18

Investment Records – Closed End Private Markets fundsxxxvi

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxvii (BRL)	Gross MOIC (USD	Gross IRRxxxviii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	103	5,234	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,683	1,893	2,007	3,900	1.5x	0.7x	4.8%	(3.5)%
VCP III	Private Equity	2018	4,000	2,548	301	5,249	5,549	2.2x	2.1x	24.0%	24.0%
VCP IV	Private Equity	2022	3,879	1,118	–	1,352	1,352	1.2x	1.2x	NM	NM
VCP Strategyxxxix	Private Equity		11,494	7,555	7,325	8,711	16,035	2.1x	1.8x	61.4%	67.3%
NE Empreendedorxl	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	227	81	309	2.3x	1.8x	20.3%	13.3%
VIR IV	Private Equity	2020	1,000	735	170	787	957	1.3x	1.4x	19.7%	20.3%
VIR Strategyxli	Private Equity		1,276	882	423	869	1,292	1.5x	1.5x	20.7%	26.0%
SPS I	Credit	2018	128	206	298	52	350	2.3x	1.8x	24.8%	18.4%
SPS II	Credit	2020	671	1,062	1,095	555	1,650	2.2x	2.2x	22.4%	22.7%
SPS III	Credit	2021	1,071	1,635	457	1,407	1,864	2.3x	2.4x	24.0%	23.1%
SPS IV	Credit	2025	1,299	85	6	80	86	NM	NM	NM	NM
SPS Strategyxlii	Credit		3,169	2,987	1,856	2,095	3,951	2.3x	2.3x	23.3%	22.1%
MAV I	Credit	2022	165	165	156	87	243	1.5x	1.4x	18.9%	21.0%
MAV II	Credit	2023	205	205	40	206	246	1.2x	1.3x	19.0%	14.0%
MAV III	Credit	2025	220	96	5	63	68	NM	NM	NM	NM
MAV Strategyxliii	Credit		590	467	201	356	557	1.3x	1.4x	19.0%	17.1%
Lacan Florestal I	Real Assets	2012	253	253	255	323	578	2.3x	1.3x	11.2%	2.9%
Lacan Florestal II	Real Assets	2016	356	356	125	591	716	2.0x	1.5x	12.1%	6.9%
Lacan Florestal III	Real Assets	2020	501	390	–	528	528	1.4x	1.3x	11.2%	9.3%
Lacan Florestal IV	Real Assets	2023	172	109	–	126	126	1.2x	1.2x	14.9%	18.4%
Lacan Strategyxliv	Real Assets		1,282	1,108	380	1,567	1,948	1.8x	1.4x	11.6%	5.3%
FIP Transmissãoxlv	Real Assets	2017	211	104	367	–	367	3.5x	2.6x	55.3%	40.1%
VIASxlvi	Real Assets	2021	386	350	–	516	516	1.5x	1.4x	17.6%	14.8%
VICCxlvii	Real Assets	2022	1,784	151	–	155	155	1.0x	1.0x	NM	NM
VFDLxlviii	Real Assets	2021	422	334	16	376	392	1.2x	1.2x	8.9%	7.5%
Vinci Credit Infraxlix	Credit	2022	1,848	1,256	59	1,409	1,468	1.2x	1.2x	NM	NM

Earnings Release | Vinci Compass	19

Shareholder Dividends & Share Summary

($ in thousands)	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25
Adjusted Distributable Earnings (R$)	63,641	49,605	58,401	57,104	73,946	62,306	75,760	73,092
Adjusted Distributable Earnings (US$)[l]	12,829	9,801	10,331	9,872	12,804	11,027	13,964	13,645
Adjusted DE per Common Share (US$)li	0.24	0.18	0.19	0.19	0.20	0.17	0.22	0.22
Actual Dividend per Common Sharelii	0.20	0.17	0.17	0.16	0.15	0.15	0.15	0.15

VINP Shares	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25
Shares Repurchased
# of Shares	93,249	533,981	220,135	374,834	607,643	683,148	173,762	–
Average Cost (US$/share)	10.50	10.64	10.82	10.38	10.28	10.07	9.47	–
Capital Deployed (US$)	979,137	5,681,558	2,382,251	3,890,849	6,246,577	6,879,698	1,645,210	–
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Aliii	39,312,578	38,778,597	38,779,209	38,404,375	49,580,116	48,896,968	48,778,420	48,778,420
Common Shares	53,778,817	53,244,836	53,245,448	52,870,614	64,046,355	63,363,207	63,244,659	63,244,659

Vinci Compass generated R$1.16 or US$0.22 of Adjusted Distributable Earnings per common share for the third quarter of 2025. The company declared a quarterly dividend of US$0.15 per common share to record holders as of November 24, 2025; payable on December 09, 2025.

Common Shares Outstanding as of quarter end of 63,244,659 shares.

There were no common shares repurchased in the quarter and as of September 30, 2025, there was no remaining authorization for the share repurchase plan.

Earnings Release | Vinci Compass	20

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	3Q'24 YTD	3Q'25 YTD

OPERATING PROFIT	54,803	69,884	78,760	174,727	216,048
(-) Net revenue from realized performance fees	(1,890)	(17,054)	(2,986)	(13,259)	(23,117)
(-) Net revenue from unrealized performance fees	–	8,711	–	3,483	8,711
(+) Compensation allocated in relation to performance fees	907	3,683	1,282	4,419	6,315
FEE RELATED EARNINGS (FRE)	53,819	65,224	77,056	169,369	207,957

OPERATING PROFIT	54,803	69,884	78,760	174,727	216,048
(-) Net revenue from management fees	(106,750)	(195,569)	(201,539)	(317,339)	(592,637)
(-) Net revenue from advisory	(5,966)	(26,220)	(25,384)	(27,806)	(76,457)
(-) Other revenues	–	(10,944)	(11,404)	–	(33,610)
(+) Bonus related to management and advisory	19,228	33,127	36,407	61,356	101,278
(+) Personnel expenses	8,238	20,682	18,135	23,131	58,942
(+) Other general and administrative expenses	6,110	17,423	14,185	18,140	47,039
(+) Placement fee amortization and rebates	503	17,792	19,461	1,494	58,268
(+) Corporate center expenses	24,817	78,484	73,083	71,654	229,219
PERFORMANCE RELATED EARNINGS (PRE)	984	4,660	1,704	5,358	8,091

OPERATING PROFIT	54,803	69,884	78,760	174,727	216,048
(-) Net revenue from unrealized performance fees	–	8,711	–	3,483	8,711
(+) Compensation allocated in relation to unrealized performance fees	–	(3,083)	–	(1,233)	(3,083)
(+) Realized gain from GP investment income	4,539	13,576	4,362	21,324	22,223
SEGMENT DISTRIBUTABLE EARNINGS	59,342	89,088	83,122	198,301	243,899

NET INCOME	41,369	66,773	48,559	115,424	171,260
(-) Net revenue from unrealized performance fees	–	8,711	–	3,483	8,711
(+) Income tax from unrealized performance fees	–	(1,004)	–	(401)	(1,004)
(+) Compensation allocated in relation to unrealized performance fees	–	(3,083)	–	(1,233)	(3,083)
(-) Unrealized gain from GP investment income	11,149	2,512	(686)	10,174	2,105
(+) Income tax on unrealized gain from GP investment income	180	(2,672)	193	(524)	(1,785)
(-) Unrealized gain from financial income	–	–	–	0	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)liv	(8,248)	(12,932)	13,398	3,371	(9,080)
(+) Income tax on contingent consideration	2,804	2,081	(2,645)	(1,146)	841
(+) Depreciation and amortization	2,272	6,250	7,453	6,036	19,934
(+) Equity-based compensation	4,041	4,333	8,101	13,718	17,437
(-) Income Taxes on Equity-based compensation	(190)	371	(262)	(431)	(8)
(+) Equity gain (loss)	–	3,996	(3,609)	–	2,588
(+) Dividends received	–	–	2,457	–	2,457
(+) Non-operational expenses including income tax related to realized expenselv	3,727	422	133	16,639	783
ADJUSTED DISTRIBUTABLE EARNINGS	57,104	75,759	73,092	165,110	211,157

TOTAL NET REVENUE FROM SERVICES RENDERED	114,606	241,075	241,313	354,921	717,109
(-) Net revenue from realized performance fees	(1,890)	(17,054)	(2,986)	(13,259)	(23,117)
(-) Net revenue from unrealized performance fees	–	8,711	–	3,483	8,711
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	112,716	232,733	238,327	345,146	702,704

Earnings Release | Vinci Compass	21

Balance Sheet Results

Assets	6/30/2025	9/30/2025
Current assets
Cash and cash equivalents	189,190	215,934
Cash and bank deposits	100,449	103,176
Financial instruments at fair value through profit or loss	58,148	96,994
Financial instruments at amortized cost	30,593	15,764
Financial instruments at fair value through profit or loss	1,449,809	1,449,485
Trade receivables	189,754	197,409
Sub-leases receivable	645	-
Taxes recoverable	11,614	14,062
Other assets	57,596	53,575
Total current assets	1,898,608	1,930,465

Non-current assets
Financial instruments at fair value through profit or loss	135,644	134,809
Financial instruments at amortized cost	6,036	5,866
Trade receivables	6,024	14,923
Sub-leases receivable	3,749	3,500
Taxes recoverable	3,887	3,478
Deferred taxes	29,254	33,104
Other receivables	39,323	44,261
	223,917	239,941

Investments accounted for using the equity method	55,455	59,636
Property and equipment	65,274	67,368
Right of use - Leases	126,571	127,911
Intangible assets	1,052,105	1,050,534
Total non-current assets	1,523,322	1,545,390

Total Assets	3,421,930	3,475,855

Earnings Release | Vinci Compass	22

Liabilities and equity	6/30/2025	9/30/2025
Current liabilities
Trade payables	9,366	9,081
Financial instruments at fair value through profit or loss	16,106	11,217
Deferred Revenue	–	15,002
Leases	31,804	28,882
Accounts payable	35,231	38,024
Labor and social security obligations	100,640	128,508
Loans and Financing	25,786	32,384
Taxes and contributions payable	23,255	26,054
Total current liabilities	242,188	289,152

Non-current liabilities
Leases	110,631	114,521
Labor and social security obligations	6,319	6,693
Loans and Financing	722,617	705,900
Deferred taxes	2,839	3,300
Retirement plans liabilities	454,387	478,007
	1,296,793	1,308,421

Total liabilities	1,538,981	1,597,573

Equity
Share capital	18	18
Additional paid-in capital	2,094,601	2,094,601
Treasury shares	(306,608)	(306,608)
Retained Earnings	101,177	98,952
Other reserves	(4,443)	(6,198)
	1,884,745	1,880,765

Non-controlling interests in the equity of subsidiaries	(1,796)	(2,483)

Total equity	1,882,949	1,878,282

Total liabilities and equity	3,421,930	3,475,855

Earnings Release | Vinci Compass	23

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i “Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iv “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

v “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

Earnings Release | Vinci Compass	24

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xi “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense).

xiii “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xiv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

xv “AUM” refers to assets under management and advisory. Our AUM equals the sum of: (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds. As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

Earnings Release | Vinci Compass	25

xvi “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xvii “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xviii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xix “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line.

xx “Investment Related Earnings” or “IRE” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xxi “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments.

xxii “Leasing expenses” include costs from the company’s sub-leasing activities.

xxiii “Share Based Plan” is the composition of two benefit programs: SOP (Stock Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxiv Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

xxv NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

xxvi CDI is an average of interbank overnight rates in Brazil (daily average for the period).

Earnings Release | Vinci Compass	26

xxvii IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

xxviii IPCA is a broad consumer price index measured by the IBGE.

xxix IFIX is an index composed by listed REITs in the Brazilian stock Market.

xxx Brazil stock market most relevant index.

xxxi S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market.

xxxii S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market.

xxxiii CEMBI Broad Div tracks the performance of US dollar-denominated bonds issued by emerging market corporate entities.

xxxiv The J.P. Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating-rate debt instruments issued by corporate, sovereign, and quasi-sovereign entities.

xxxv PiP Cetes 28d is an index that invests in Cetes 28-day securities. Cetes are Treasury Certificates issued by the Mexican government.

xxxvi Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxvii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxviii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxix Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 2Q’25, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xl Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

xli Track record for VIR strategy is presented as of 2Q’25, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xlii Track record for Vinci SPS strategy is presented as of 3Q’25.

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xliii Track record for MAV strategy is presented as of 3Q’25.

xliv Track record for Lacan strategy is presented as of 3Q’25.

xlv Track record for FIP Infra is presented as of 2Q’25.

xlvi Track record for VIAS is presented as of 2Q’25.

xlvii Total commitments for VICC are presented as of 2Q’25.

xlviii Track record for VFDL is presented as of 3Q’25.

xlix Track record for Vinci Credit Infra is presented as of 3Q’25.

l US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.3567, as of November 07, 2025, when dividends were approved by our Board of Directors.

li Per Share calculations are based on end of period Participating Common Shares.

lii Actual dividends per common share are calculated considering the share count as of the applicable record date.

liii As of September 30, 2025, Public Float was comprised of 13,767,359 Class A common shares.

liv Contingent consideration adjustment (after-tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future. On September 30, 2025, Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consideration fair value. The variation was recognized as a gain in the financial result.

lv Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

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